UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Motor Sport Country Club Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62005P109

(CUSIP Number)

Claus Wagner, 11100 W. 8th Ave., Suite 200, Lakewood, CO 80215, (303) 748-8125

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 62005P109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Claus Wagner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 20,800,000

8.	Shared Voting Power

9.	Sole Dispositive Power 20,800,000

10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 58.83%

14.	Type of Reporting Person (See Instructions) IN

2

Item 1. Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.001 (the “Common Stock”), of Motor Sport Country Club Holdings, Inc., a Nevada corporation (the “Company”).  The Company’s principal offices are located at 11100 W. 8th Avenue, Suite 200, Lakewood, CO 80215.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Claus Wagner (the “Reporting Person”).

(b)	The business address of the Reporting Person is 11100 W. 8th Avenue, Suite 200, Lakewood, CO 80215

(c)	The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Company.

(d)	The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Membership Interest Purchase Agreement by and among the Reporting Person, the Company and Motorsports Country Club, LLC, a Colorado limited liability company (“MCC”), entered into on May 17, 2010, (the “Exchange Agreement”), the Common Stock was issued as consideration for the membership interests in MCC.

Item 4. Purpose of Transaction

Under the Exchange Agreement, MCC became a wholly owned subsidiary of the Company.  Additionally, the Reporting Person became Chief Executive Officer and Chairman of the Board of Directors of the Company; the Reporting Person is also a majority shareholder.  The Reporting Person plans to divest his interest in the Company either by a sale of the Company, a sale of substantially all of the Company’s assets, a merger of the Company or a sale of the Reporting Person’s shares.  Alternatively, in the event that none of the preceding transpire, the Reporting Person may wind up the Company and its operations.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 20,800,000 shares of the Company’s Common Stock representing 58.83% of the total common stock shares outstanding.
(b)	The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of all 20,800,000 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company and the Reporting Person entered into an Exchange Agreement on May 17, 2010 whereby the Reporting Person acquired 20,800,000 shares of common stock of the Company.  There are no other contracts, arrangements, understandings or relationships reportable under this Item 6.

3

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1
Membership Interest Purchase Agreement by and among the Reporting Person, the Company and MCC entered into on May 17, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2010 (File No. 000-27189)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

4/16/2012

Date

/s/ Claus Wagner

Signature
Claus Wagner
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

4